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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
February 13, 2019

Manulife Announces Intention to Amend Normal Course Issuer Bid to Repurchase for Cancellation up to an Additional 59 Million of its Common Shares

TORONTO – Manulife Financial Corporation (“Manulife”) announced today that, subject to the approval of the Office of the Superintendent of Financial Institutions (“OSFI”) and the Toronto Stock Exchange (“TSX”), it intends to amend its existing Normal Course Issuer Bid (“NCIB”) to increase the number of common shares that it may repurchase for cancellation from 40 million common shares (approximately 2% of shares outstanding) to 99 million common shares (approximately 5% of shares outstanding). To date, Manulife has completed the repurchase for cancellation of 30,586,449 common shares since the commencement of its current normal course issuer bid.

Manulife believes that the purchase of Manulife common shares at recent market prices is an appropriate investment by Manulife since, in its view, recent market prices do not reflect the underlying value of Manulife’s business. Continuing to have an NCIB in place will provide Manulife with the flexibility to purchase common shares as part of its capital management strategy which is designed to maintain healthy regulatory capital ratios while balancing the objective of generating shareholder value.

Manulife’s current normal course issuer bid commenced on November 14, 2018 and will continue until November 13, 2019, when the NCIB expires, or such earlier date as Manulife completes its purchases. Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange, other designated exchanges and alternative trading systems in Canada and the United States at market prices prevailing at the time of purchase or such other price as may be permitted. Manulife will file an amended notice of intention to make an NCIB with the TSX. The amended bid will commence after OSFI approval has been received, and after the TSX has accepted the amended notice of intention, and continue until up to November 13, 2019. All common shares acquired by Manulife under the NCIB will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws and United States federal securities laws.

In addition, Manulife may undertake repurchases of its common shares outside of Canada and the United States in compliance with applicable laws. Subject to regulatory approval, Manulife may also acquire common shares directly from other holders by way of private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Manulife may also enter into derivative-based programs in support of its repurchase activities, including the writing of put options and forward purchase agreements, accelerated share repurchase transactions, other equity contracts or use other methods of acquiring shares, in each case subject to regulatory approval and on such terms and at such times as shall be permitted by applicable securities laws. The total number of common shares repurchased under the NCIB and all other potential arrangements will not exceed 99 million common shares.

Manulife previously entered into an automatic share repurchase plan under which its designated broker will repurchase Manulife’s common shares pursuant to the NCIB, and the automatic plan will continue to apply to the amended NCIB. The actual number of common shares purchased under the automatic plan, the timing of such purchases and the price at which common shares are purchased will depend upon future market conditions. The automatic plan, which was pre-cleared by the TSX, provides for the potential repurchase of common shares at any time, including when Manulife ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise.

Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to possible future purchases by Manulife of its common shares. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual common share repurchases to differ materially from expectations include but are not limited to the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.

Additional information about material risk factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof. We do not undertake to update any forward-looking statements, except as required by law.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2018, we had more than 34,000 employees, over 82,000 agents, and thousands of distribution partners, serving almost 28 million customers. As of December 31, 2018, we had over $1.1 trillion (US$794 billion) in assets under management and administration, and in the previous 12 months we made $29.0 billion in payments to our customers. Our principal operations in Asia, Canada and the United States are where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Brooke Tucker-Reid Manulife 647-528-9601 brooke_tucker-reid@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com